(Translation)

To Whom It May Concern:
                                                                 August 20, 2008

                             Company Name: TOYOTA MOTOR CORPORATION
                             Name and Title of Representative:
                                          Katsuaki Watanabe, President
                             (Code Number: 7203
                                          Securities exchanges throughout Japan)
                             Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                             (Telephone Number: 0565-28-2121)


           Notice Concerning the Results of Acquisition of Own Shares (Acquisition of Own Shares under Article 156 of the Corporation Act)

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its own shares as follows in accordance with a resolution adopted at the 104th Ordinary General Shareholders' Meeting pursuant to Article 156 of the Corporation Act as referred to in the notice of repurchase of shares made on August 7, 2008. This repurchase completes the acquisition of TMC's own shares under Article 156 of the Corporation Act pursuant to the resolution adopted at the meeting of the Board of Directors of TMC held on August 7, 2008.

   (1) Type of shares acquired                    Shares of common stock of TMC

   (2) Aggregate number of shares acquired        14,016,700 shares

   (3) Aggregate purchase price of shares         JPY 69,997,700,000

   (4) Method of acquisition                      Purchased on the Tokyo Stock
                                                  Exchange through a trust bank

   (5) Acquisition period                         From August 11, 2008 to August
                                                  19, 2008


[Reference]

Matters resolved at the meeting of the Board of Directors held on August 7, 2008

    o Type of shares to be acquired               Shares of common stock of TMC




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    o Aggregate number of shares permitted        Up to 15,000,000 shares
      to be acquired                              (Ratio to the aggregate number
                                                  of issued shares (excluding
                                                  treasury shares) 0.48%)

    o Aggregate purchase price of shares          Up to JPY 70,000,000,000

    o Method of acquisition                       Purchase in the market through
                                                  a trust bank

    o Acquisition period                          From August 11, 2008 to August
                                                  21, 2008

Matters resolved at the 104th Ordinary General Shareholders' Meeting held on June 24, 2008

    o Type of shares to be acquired               Shares of common stock of TMC

    o Aggregate number of shares permitted        Up to 30,000,000 shares
      to be acquired

    o Aggregate purchase price of shares          Up to JPY 200,000,000,000

    o Acquisition period                          One year from the day
                                                  immediately following the
                                                  close of the 104th Ordinary
                                                  General Shareholders' Meeting

Shares acquired as of August 20, 2008

    o Aggregate number of shares acquired         14,016,700 shares

    o Aggregate purchase price of shares          JPY 69,997,700,000




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